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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One):   [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended:      September  30, 2000

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    U.S. Interactive, Inc.

Former Name If Applicable:  ____________________________________________________

Address of Principal Executive Office (Street and Number):

2012 Renaissance Boulevard
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City, State and Zip Code:  King of Prussia, PA 19406
                           -------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)        The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)        The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced in its two press releases dated November 8, 2000, which have been filed on a Current Report on Form 8-K with the Securities and Exchange Commission on November 13, 2000, U.S. Interactive, Inc. (the "Company"), has recently been engaged in a change in its strategic business direction and a restructuring of its operations in response to a significant increase in its net losses. The Company has taken actions to reduce expenses, including significant headcount reductions and termination of plans to expand its offices. The Company announced plans to relocate its headquarters from King of Prussia, Pennsylvania to its offices in Cupertino, California and appointed a new Chief Executive Officer and a new Chairman. During this period, the Company also conducted extensive negotiations and entered into binding letters of intent during the period November 6-8, 2000, with five former shareholders of Soft Plus, Inc. to restructure an $80 million note due to the former shareholders of Soft Plus, Inc.

As a result of the extensive time and effort which management has devoted to the foregoing matters, management has been unable to devote its full attention to the completion of its Quarterly Report on Form 10-Q for the period ended September 30, 2000 (the "Q3 10-Q"), and will be unable to file the 3Q 10-Q on November 14, 2000 without unreasonable effort or expense. The Company anticipates filing the 3Q 10-Q on or before November 20, 2000.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philip L. Calamia                          610                   382-8808
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(Name)                                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the third quarter ended September 30, 2000 were $17.8 million, an increase of 80% over revenues of $9.9 million for the third quarter ended September 30, 1999. Gross profit for the quarter, defined as revenues less project personnel and related expenses was $4.9 million, or a 28% margin, versus a gross profit of $4.4 million or a 44% margin for the third quarter ended September 30, 1999. The net loss for the third quarter was $46.8 million, compared to a net loss of $4.1 million in the prior year period. The non-recurring expenses for the third quarter of 2000 were primarily related to severance costs. Net loss per share was $1.81 for the quarter ended September 30, 2000 compared to $0.30 for the year ago comparable period. The reasons for the unfavorable comparisons include the write-off of uncollectable accounts receivable primarily related to services performed for dot-com organizations, amortization of goodwill associated with the acquisition of Soft Plus, Inc., and an increase in expenses which was not matched by a corresponding increase in revenues.


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Revenues for the nine months ended September 30, 2000 were $65.9 million, an increase of 179% over revenues of $23.7 million for the nine months ended September 30, 1999. Gross profit for the period was $30.6 million, or a 46% margin, versus a gross profit of $10.8 million or a 46% margin for the nine months ended September 30, 1999. The net loss before extraordinary item for the first nine months of 2000 was $76.5 million, or $3.33 per share, compared to a net loss of $10.9 million, or $1.05 per share for the comparable period in the prior year.

The underlying reasons for the Company's performance are varied and include a sharp reduction in demand for the Company's services by dot-com organizations, a lengthening of the sales cycle by Fortune 1000 and other well established prospective clients, and an increase in expenses due to bad debts. In addition, the Company has been burdened by excessive overhead because its infrastructure was designed for a level of business that did not materialize because of dramatic market changes.



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                          U.S. Interactive, Inc.
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                  (Name of Registrant as Specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    November  14, 2000             By: /s/ Philip L. Calamia
       -----------------------              -----------------------------------
                                            Philip L. Calamia, Executive
                                            Vice-President and Chief Financial
                                            Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.







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